FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 10, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting
SIGNATURES

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich
December 2005
Notice of Annual Shareholders’ Meeting
To Our Shareholders:
NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 26, 2006, at 10:00 a.m., local time, for the following purposes:
Agenda
1.	To receive and adopt the Report of the Supervisory Board, the Corporate Governance Report, and the Compensation Report for fiscal year 2005

2.	To receive and adopt the Annual Financial Statements and the Consolidated Financial Statements, as approved by the Supervisory Board, together with Management’s discussion and analysis of Siemens AG and the consolidated group for the fiscal year ended September 30, 2005

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3.	To consider and vote upon appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2005 amounts to €1,202,965,372.35. This net income shall be used to pay a dividend of €1.35 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting shall be carried forward.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Managing Board in fiscal year 2005.

5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2005.

6.	To ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements

The Supervisory Board proposes that the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt on Main, to serve as the Company’s independent auditors for the annual audit of the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year ending September 30, 2006 be ratified.

7.	To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights

Due to the expiration of the authorization adopted at the last Annual Shareholders’ Meeting, the Managing Board shall again be authorized to acquire shares of stock of Siemens AG (“Siemens shares”) by way of purchase over the stock exchange and through a public share purchase offer.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)	The Company shall be authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of Siemens shares acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) shall at no time exceed 10% of the then existing capital stock.

This authorization may be implemented wholly or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization shall become effective as of March 1, 2006 and shall remain in full force and effect through July 25, 2007. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 27, 2005 will terminate on the effective date of this new authorization.

(b)	Any acquisition of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by purchase over the stock exchange or (2) through a public share purchase offer.
(1)	If the Siemens shares are acquired by purchase over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined at the opening auction of XETRA trading (or a comparable successor trading system) by more than 10%.

(2)	If the Siemens shares are acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.
(i)	If a formal offer is publicly issued by the Company, the Company shall state a purchase price or purchase price range per share. If a purchase price range is stated, the final price shall be determined from all available acceptance declarations. The purchase offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor trading system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date shall be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date shall be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acquisition shall be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)	If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price shall be determined from all available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor trading system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date shall be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for sale exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acceptance shall be in proportion to the Siemens shares tendered. Furthermore, the acceptance of small lots of up to 150 Siemens shares tendered per shareholder may receive priority consideration.
(c)	The Managing Board shall be authorized to also use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

(1)	Such shares of stock may be retired with the approval of the Supervisory Board without an additional resolution by a shareholders’ meeting being required for such retirement or its implementation.

(2)	Such shares of stock may be used to service conversion or option rights granted by Siemens AG or any of its subsidiaries.

If the Siemens shares are used to service such conversion or option rights issued by applying, mutatis mutandis, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash approximating the market price, with preemptive rights of shareholders excluded), the aggregate number of shares must not exceed 10% of the capital stock at the time when such shares are used. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization at the time when the shares are used. The limit also includes shares that were or are to be issued to service conversion or option rights that were or will be granted in accordance with the above provisions at the time when the shares are used.
(d)	The authorizations pursuant to paragraph (c) above may be implemented once or several times, severally or jointly, wholly or in part.

(e)	Preemptive rights of shareholders relating to reacquired Siemens shares shall be excluded to the extent to which such shares are used pursuant to paragraph (c), subsection (2) above.
8.	To consider and vote upon the creation of an Authorized Capital 2006 reserved for the issuance of shares to employees, the authorization to use Siemens shares, and the related exclusions of shareholders’ preemptive rights

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:
(a)	Creation of an Authorized Capital 2006
(1)	The authorized capital currently reserved for the issuance of Siemens shares to employees (Authorized Capital 2001/II) will expire on February 1, 2006. The Managing Board shall again receive the authorization to transfer shares of stock to employees of Siemens AG and its subsidiaries.

Accordingly, the Managing Board shall be authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €75,000,000 nominal through the issuance of up to 25,000,000 shares of no par value registered in the names of the holders against contributions in cash.

The authorization may be implemented in installments. Preemptive rights of existing shareholders shall be excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue.

(2)	§ 4 of the Articles of Association shall be amended to include the following new § 4 (10):

“10.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €75,000,000 nominal through the issuance of up to 25,000,000 shares of no par value registered in the names of the holders against contributions in cash. The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue (Authorized Capital 2006).”
(3)	The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the utilization of the Authorized Capital 2006 and upon expiration of the term of the authorization.
(b)	Resolution authorizing the use of Siemens shares

The Company shall be authorized to also use Siemens shares reacquired on the basis of the authorization to be given pursuant to Agenda Item 7 as follows:
(1)	Such shares of stock may be used to meet the Company’s obligations under the 1999 and 2001 Siemens Stock Option Plans, both as amended, in accordance with the resolutions passed at the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001. The key points of the 1999 and 2001 Siemens Stock Option Plans, as approved at the respective Annual Shareholders’ Meetings, can be examined as an integral part of the notarized minutes of the respective Annual Shareholders’ Meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(2)	Such shares of stock may be offered for purchase to individuals currently or formerly employed by Siemens AG or any of its subsidiaries, or they may be granted and transferred with a holding period of at least two years.

(3)	Such shares of stock may be offered by the Supervisory Board as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees of the Company, or they may be granted and transferred with a holding period of at least two years. The details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(4)	The above authorization may be implemented once or several times, whole or in part. Preemptive rights of shareholders relating to reacquired Siemens shares shall be excluded to the extent to which such shares are used pursuant to the above authorization.
9.	To consider and vote upon amendments to the Articles of Association to adjust to new legislation

The new German Act on Corporate Integrity and Modernization of the Right of Challenge (UMAG) re-regulates, among other things, the statutory period for convening and the requirements for attending a shareholders’ meeting. Therefore, the provisions of the UMAG shall be reflected in § 18 and § 19 of the Company’s Articles of Association. In addition, the UMAG provides for extended competencies of the chairman of the meeting, in the interests of the efficient conduct of the meeting, to limit the time allotted to shareholders to speak and ask questions. To account for these changes, § 21 (2), 3rd sentence, of the Articles of Association shall be amended accordingly. At the same time, it shall be clarified that the chairman of the meeting may bundle factually related resolution proposals into a single voting procedure.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:
(a)	§ 18 (4) of the Articles of Association shall be amended to read as follows:

“A notice of Shareholders’ Meeting shall be given at least within the period prescribed by law.”

(b)	§ 19 (2) of the Articles of Association shall be amended to read as follows:

“All shareholders of record who are registered in the Company’s stock register and have duly submitted notification of attendance shall be entitled to attend the Shareholders’ Meeting and exercise their voting rights.”

(c)	§ 19 (3), 1st and 2nd sentence, of the Articles of Association shall be amended to read as follows:

“The notification of attendance shall be made in text form in the German or English language to the address designated for this purpose in the notice of Shareholders’ Meeting. Between the date of notification receipt and the date of the Shareholders’ Meeting must be at least six free days.”

(d)	§ 21 (2), 3rd sentence, of the Articles of Association shall be amended to read as follows:

“He shall determine the sequence of speakers and the consideration of the items on the agenda; he may also, to the extent permitted by law, decide on the bundling of factually related resolution proposals into a single voting item, establish, at the beginning of or at any time during the Shareholders’ Meeting, a reasonable limit on the time allowed to speak or ask questions, or on the combined time to speak and ask questions, either for the entire duration of the Shareholders’ Meeting or individual items on the agenda or individual speakers and order the end of the debate to the extent necessary for the proper conduct of the Shareholders’ Meeting.”
Reports and notifications to the Shareholders’ Meeting
Report on Agenda Item 7
The authorization being sought at the Annual Shareholders’ Meeting 2006 is intended to again give Siemens AG the possibility to acquire Siemens shares. The acquisition may be effected as a purchase over the stock exchange or through a public share purchase offer.
If, in the event of a public share purchase offer and to facilitate the acquisition process, the number of Siemens shares tendered or offered by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders’ right to tender may be excluded to the extent that acquisition or acceptance shall be in proportion to the Siemens shares tendered or offered. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to facilitate the acquisition process.
The Company shall be able to also use Siemens shares acquired pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its subsidiaries. The proposed exclusion of shareholders’ preemptive rights is a prerequisite thereof. Furthermore, the Siemens shares acquired pursuant to this authorization may be retired without requiring an additional resolution from the shareholders’ meeting. Other possibilities of using the Siemens shares reacquired pursuant to this authorization are proposed in Agenda Item 8.
Report on Agenda Item 8
Since 1969, employee stock has been a strong additional incentive at Siemens, providing employees with the opportunity to buy Siemens shares at an appropriate discount from the then current market price. Eligible recipients of employee stock grants are the employees of Siemens AG and its subsidiaries, provided these subsidiaries participate in this employee stock program. In addition, the Company shall be enabled to grant and transfer Siemens shares with a holding period of at least two years to members of the top managements of Siemens AG and its subsidiaries.
The Supervisory Board shall also have the opportunity to offer Siemens shares as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees, or to grant and transfer Siemens shares to the Managing Board members with a holding period of at least two years. The decision on this is the sole responsibility of the Supervisory Board as the competent remuneration body.
The Authorized Capital 2006 amounting to 25,000,000 shares serves — as the case may be through a bank engaged for this purpose — to issue shares to employees of the Company or its subsidiaries against contributions in cash. In this regard, the Authorized Capital 2006 replaces the Authorized Capital 2001/II that will expire on February 1, 2006. The Siemens shares reacquired pursuant to the authorization to be approved under Agenda Item 7 may also be used to meet or settle stock awards and employee stock grants, in addition to the continuing possibility of servicing stock options that were issued under the 1999 and 2001 Siemens Stock Option Plans. As in the past, this approach shall continue to receive preferential treatment in order to avoid equity dilution to the current shareholders, as in the case of new stock issues. In order to be able to use the Authorized Capital 2006 and the reacquired Siemens shares for these purposes, the preemptive rights of existing shareholders must be excluded.
The decision about the form of equity compensation and the method of servicing it shall be taken by the Supervisory Board with regard to shares of stock offered or granted to the members of the Managing Board, and by the Managing Board with regard to all other shares of stock. In reaching their decision, these boards shall focus solely on promoting the interests of the Company and all its shareholders. At the annual shareholders’ meeting and in its annual report following the close of each fiscal year, the Company shall report on these decisions and on the shares of stock offered, granted and used.
Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act (AktG)
One member of the Company’s Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:
Deutsche Bank AG.

Members of the Managing Board of Siemens AG are also members of the Supervisory Boards of the following financial institutions:
Citigroup Inc.
Dresdner Bank AG
Merrill Lynch & Co., Inc.
The following financial institution underwrote the Company’s last securities offering within the last five years:
Morgan Stanley & Co., Inc.
The Company has not received notification of equity in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (WpHG).
Attendance at the Shareholders’ Meeting
Notification of attendance
Pursuant to § 19 of the Articles of Association and as determined by the Managing Board, those shareholders who are registered in the stock register as shareholders of the Company and who have submitted their notification of attendance by no later than Friday, January 20, 2006 are entitled to participate in the Annual Shareholders’ Meeting and to exercise their voting rights. The right to vote is based upon the number of shares evidenced by entry in the Company’s stock register on the date of the Annual Shareholders’ Meeting.
Shareholders who are registered in the stock register may submit their notification of attendance in writing to Siemens AG at the following address:
Siemens Hauptversammlung 2006
81037 Munich, Germany
or electronically via the Internet at
http://www.siemens.com/agm
Further details regarding the attendance notification process are provided in the instructions on the attendance notification forms and at the above Internet website.
A shareholder’s stock that is held of record by a bank (i.e. stock held in “street name”) cannot be voted by such bank unless it has the shareholder’s authority.
Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan Service Center, P.O. Box 3408, South Hackensack, NJ 07606-3408, USA.
Due to a significant increase in attendance notifications for our shareholders’ meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting 2006 and without wishing to restrict the shareholders’ right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to participate in the meeting.
Shareholders of record or their duly appointed proxy representatives entitled to attend the Annual Shareholders’ Meeting 2006 will be issued admission tickets and voting cards.

Free disposability of stock
Upon notification of attendance at the Annual Shareholders’ Meeting, a shareholders’ stock will not be blocked from trading, i.e. even after having given notification of attendance shareholders are free to dispose of their shares.
Proxies
Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a bank or a shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder. The proxy authorization must be given in writing or via the above Internet address. A bank or shareholders’ association may provide for a different arrangement with regard to its own authorization.
As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authorization may again be given at the above Internet address or by returning the forms mailed to each shareholder. Please note that the proxy representatives may not accept instructions to vote on proposals of procedure prior to the annual shareholders’ meeting.
Further details on how to designate a proxy are provided in the instructions on the attendance notification forms or at the above Internet website.
Inquiries and proposals
Inquiries and proposals by shareholders concerning the Annual Shareholders’ Meeting should be sent only to:
Siemens AG
Corporate Finance Treasury
Investor Relations (CFT 3)
Wittelsbacherplatz 2
80333 Munich
Germany
(Fax: +49 89 636 32830)
or by e-mail to:
hv2006@siemens.com
Shareholder proposals that are required to be disclosed will be posted on the Internet at http://www.siemens.com/agm immediately upon their receipt. All proposals relating to items on this Agenda that are received at the above-mentioned address by midnight (CET) on January 11, 2006, will be considered. Management’s discussion, if any, on the proposals will also be available at the above Internet address.
The Notice of Annual Shareholders’ Meeting has been published in the Electronic German Federal Gazette (elektronischer Bundesanzeiger) of December 12, 2005.
By order of the Managing Board
Siemens Aktiengesellschaft

This version of the notice of shareholders’ meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 10, 2006	/s/ Dr. Frank Schieffer
	Name:	Dr. Frank Schieffer
	Title:	Corporate Legal Counsel

/s/ Dr. Kai Rossig
	Name:	Dr. Kai Rossig
	Title:	Corporate Legal Counsel